

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2012

<u>Via E-mail</u>
Mr. Alan Rothenberg
Chief Executive Officer
1st Century Bancshares, Inc.
1875 Century Park East, Suite 1400
Los Angeles, CA 90067

      Re: **1st Century Bancshares, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed March 6, 2012
              File No. 001-34226

Dear Mr. Rothenberg:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Michael R. Clampitt

                    Michael R. Clampitt
                    Senior Attorney